NO ACT

PE 3-21-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





08042836

Received SEC
MAR 2 4 2008
Washington, DC 20549

March 24, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/24/2008

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Bristol-Myers Squibb Company
Incoming letter dated March 21, 2008

Dear Mr. Chevedden:

This is in response to your letter dated March 21, 2008 concerning the shareholder proposal submitted to Bristol-Myers by Kenneth Steiner. On March 14, 2008, we issued our response expressing our informal view that Bristol-Myers could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

L

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 21, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

The no action process on this shareholder proposal topic has been tainted by the practices of Gibson, Dunn & Crutcher in the March 4, 2008 Pfizer no action request regarding a proposal on this same topic.

In the Pfizer no action request the March 6, 2008 no action request supplement arrived for the first time 5-days late from Gibson, Dunn & Crutcher on March 11. This letter had the critical company claim that it was finalizing its proxy materials on March 7, 2007 – only 3-days after its initial no action request. Thus the proponent was blindsided on the urgency of a rebuttal.

Subsequently on March 7, 2008 Pfizer received the no action concurrence requested without the shareholder knowing of such great urgency and before a rebuttal had yet been submitted.

The Gibson, Dunn & Crutcher untimely notice practice may be similar to PG&E Corporation (March 14, 2008). In PG&E the shareholder party reported to the Staff that he did not receive the company's no action request until after the Staff Reply letter was received. Shortly after the Staff was notified of this untimely PG&E notice, PG&E notified the shareholder party that the PG&E no action request was withdrawn and that the rule 14a-8 proposal would be published in the 2008 definitive proxy. Thus in PG&E Corporation (March 14, 2008) it appears that timely notice to the shareholder party was critical.

It is an explicit violation of rule 14a-8 to withhold such critical information impacting the timing of a proponent rebuttal. It is also possible that Gibson, Dunn & Crutcher sat on cited-cases like AT&T, Inc. (February 19, 2008) until a 3-day urgency could be claimed.

A company or a firm that violates rule 14a-8 should not be granted a no action concurrence with the added enhancement of an expedited 3-day turnaround.

In other words the blindsiding company no action request supplement is an implicit claim that companies are unequally free to be excused from strict adherence to rule 14a-8.

END